
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Rejuve Biotech Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> California
>
> ***Date of organization***
> December 1, 2022

Physical address of issuer
215 S Orange St , 215 South Orange Street, ORANGE , CA 92866

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$136,091.80	257,811
Cash & Cash Equivalents	$136,091.80	257,811
Accounts Receivable	0	0
Short-term Debt		
Long-term Debt		
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	-$57,800.40	-13,513

May 7, 2026

FORM C-AR

Rejuve Biotech Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Rejuve Biotech Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.rejuve.bio no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 7, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Rejuve Biotech Inc. (the "Company") is a California Corporation, formed on December 1, 2022.

The Company is located at 215 S Orange St , 215 South Orange Street, ORANGE , CA 92866.

The Company's website is www.rejuve.bio .

The information available on or through our website is not a part of this Form C-AR.

The Business

Rejuve Biotech, Inc. develops an AI-based platform for biological data analysis and hypothesis generation. The Company expects to generate revenue through recurring subscription and licensing fees from academic institutions and commercial customers, including biotech and pharmaceutical companies.

RISK FACTORS

Risks Related to the Company's Business and Industry

An investment in Rejuve Biotech is speculative and involves risks including early-stage operations, unproven business models, regulatory uncertainty in the biotech sector, potential dilution through future funding rounds, and dependency on a small number of founders and technical staff. Additionally, the longevity therapeutics and AI industries are competitive and evolving rapidly, which could impact the Company's market position.

Principal shareholders, such as Kennedy Schaal with 32.44% ownership, may influence decisions affecting corporate direction, fundraising, and operations. This may include share issuance or M&A decisions that minority investors cannot directly influence.

As a minority owner of Rejuve Biotech, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Rejuve Biotech, Inc. and will be subject to the same risks as any investor with a minority stake in

the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively.

Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Rejuve Biotech, Inc. develops an AI-based platform for biological data analysis and hypothesis generation. The Company expects to generate revenue through recurring subscription and licensing fees from academic institutions and commercial customers, including biotech and pharmaceutical companies.

Business Plan

Rejuve Biotech, Inc. is a biotechnology software company developing an artificial intelligence ("AI") platform designed to support translational research and drug discovery. The Company's platform integrates biological data, including genomic, transcriptomic, and phenotypic datasets, and applies computational methods to assist in identifying relationships, generating research hypotheses, and prioritizing potential therapeutic targets.

The Company's primary product is a software platform intended for use by universities, research institutions, biotechnology companies, and pharmaceutical companies. The platform is being developed to support multiple stages of the research process, including data integration, analysis, and interpretation. The Company is also developing tools to support specific workflows, such as gene annotation and biological pathway analysis.

Rejuve.Bio's business model is based on licensing its software platform to customers through subscription and enterprise agreements. The Company anticipates offering tiered pricing based on usage, features, and customer type, including academic and commercial users. Revenue is expected to be generated from recurring subscription fees, enterprise licensing agreements, and, potentially, custom deployments or integrations.

The Company is currently in the development stage and has built functional prototypes of its core platform components. It is conducting internal testing and engaging with a limited number of external users for evaluation and feedback. The Company plans to continue product development, expand its user base, and refine its commercial offerings prior to broader market release.

The Company's go-to-market strategy initially focuses on academic and research institutions to support early adoption and validation, followed by expansion into commercial customers, including biotechnology and pharmaceutical companies. The Company may also pursue strategic partnerships to support product development, distribution, and integration with complementary technologies.

Rejuve.Bio intends to use proceeds from its capital raising activities to support software development, hiring, infrastructure, research activities, and general corporate purposes. The Company's long-term objective is to establish a scalable software platform that can be broadly adopted across the life sciences sector.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kennedy Schaal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO of Rejuve Biotech Inc., December 2022 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO of Rejuve Biotech Inc., December 2022 – Present- Leading operations, scientific oversight, strategy for AI-driven longevity therapeutics and genomic research.

Education

Bachelors of Science, Biological Sciences, University of California Irvine

Name

Michael Duncan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Science Officer, December 2022 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Science Officer, Rejuve Biotech Inc., December 2022 – Present, Scientific leadership, development of research strategy, and oversight of molecular biology and bioinformatics initiatives.

Education

Bachelor of Arts, Applied Mathematics, University of California Berkeley Masters of Public Health, Epidemiology, State University New York Downstate PA-C (licensed physician assistant) in New York

Name

Kennedy Schaal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO of Rejuve Biotech Inc., December 2022 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO of Rejuve Biotech Inc., December 2022 – Present- Leading operations, scientific oversight, strategy for AI-driven longevity therapeutics and genomic research.

Education

Bachelors of Science, Biological Sciences, University of California Irvine

Name

Michael Duncan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Science Officer, December 2022 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Science Officer, Rejuve Biotech Inc., December 2022 – Present, Scientific leadership, development of research strategy, and oversight of molecular biology and bioinformatics initiatives.

Education

Bachelor of Arts, Applied Mathematics, University of California Berkeley Masters of Public Health, Epidemiology, State University New York Downstate PA-C (licensed physician assistant) in New York

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,438,640
Voting Rights	Each share of common stock is entitled to one vote.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Investors via Netcapital have voting rights executed through a custodian agreement.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	34,640.00	$288,551.20	Funding platform development, R&D on aging models, and core operations. Intermediary fees, product development, IT, legal, go-to-market marketing expenses	February 20, 2024	Regulation CF

Ownership

Kennedy Schaal owns 1,440,000 shares of Common Stock, representing 32.44% of the Company's voting power.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Kennedy Schaal	32.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Rejuve Biotech received its initial funding in 2024 and is about to begin raising a Series A round of financing. Following this financing, the Company expects to have sufficient liquidity to execute its business plan through its planned platform launch and early commercialization phase in 2026. The Company anticipates generating initial revenue from licensing agreements following launch and is targeting longer-term profitability as it scales its customer base. The Company's key financial milestones include completing its current financing round, launching its platform commercially, securing initial licensing agreements with academic and commercial customers, and establishing recurring revenue streams. The Company's significant challenges include continued development and scaling of its software platform, converting early user engagement into paying customers, and competing in a rapidly evolving and competitive AI and biotechnology market. Additional challenges include hiring and retaining qualified technical personnel, ensuring platform performance and reliability, and securing sufficient capital to fund operations until sustainable revenue is achieved. The Company also faces liquidity risks common to early-stage companies, including reliance on external financing and uncertainty regarding the timing and amount of future capital raises.

Rejuve Biotech does not expect to achieve profitability within the next 12 months, as it remains in the development and early commercialization stage. During this period, the Company's primary focus will be on advancing product development, completing its platform launch, and initiating commercial operations. The Company's key business objectives for the next 12 months include completing development of its AI platform, conducting beta testing with academic and commercial users, launching its platform commercially, and securing initial licensing agreements. The Company also intends to expand its team, enhance its technical infrastructure, and further develop its data integration and analytical capabilities. To achieve these objectives, management plans to allocate resources toward software development, hiring and retention of technical personnel, and business development efforts aimed at converting early user engagement into paying customers. The Company will also continue to pursue additional financing to support operations and growth. The Company's longer-term objective is to achieve profitability through the growth of recurring revenue from licensing agreements with academic institutions, biotechnology companies, and pharmaceutical companies, as well as through expansion of its customer base and product offerings.

Liquidity and Capital Resources

On February 20, 2024 the Company conducted an offering pursuant to Regulation CF and raised $288,551.20.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Kennedy Schaal
_____
(Signature)

Kennedy Schaal
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet

Rejuve Biotech, Inc

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Cash	-15,000.00
Checking	205.35
Saving	150,886.45
Total for Bank Accounts	**$136,091.80**
Total for Current Assets	**$136,091.80**
Total for Assets	**$136,091.80**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total for Accounts Payable	**$0.00**
Credit Cards	
JP Morgan Spend Center	31,837.07
Total for Credit Cards	**$31,837.07**
Total for Current Liabilities	**$31,837.07**
Total for Liabilities	**$31,837.07**
Equity	
Opening balance equity	162,055.13
Retained Earnings	
Net Income	-57,800.40
Total for Equity	**$104,254.73**
Total for Liabilities and Equity	**$136,091.80**

Statement of Cash Flows

Rejuve Biotech, Inc

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-57,800.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	0.00
JP Morgan Spend Center	31,837.07
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$31,837.07**
Net cash provided by operating activities	**-$25,963.33**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Opening balance equity	162,055.13
Net cash provided by financing activities	**$162,055.13**
NET CASH INCREASE FOR PERIOD	**$136,091.80**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$136,091.80**

Profit and Loss

Rejuve Biotech, Inc

January 1-December 31, 2025

	TOTAL
Income	
Gross Profit	
Expenses	
Advertising & marketing	25,963.33
Travel	
Airfare	4,893.02
Total for Travel	**$4,893.02**
Uncategorized Expense	26,944.05
Total for Expenses	**$57,800.40**
Net Operating Income	**-$57,800.40**
Net Other Income	
Net Income	**-$57,800.40**

Rejuve Biotech Inc.
Balance Sheet
As of December 31, 2024 and 2023

	December, 31 2024	December 31, 2023
Assets		
Current Assets		
Cash and equivalents	$ 257,811	$ -
Total Current Assets	257,811	-
Non-Current Assets		
Total Non-Current Assets	-	-
Total Assets	$ 257,811	$ -
Liabilities and Equity		
Non-Current Liabilities		
Total Non-Current Liabilities	-	-
Equity		
Common stock; 6,000,000 shares authorized, 4,834,640 issued and outstanding	52	-
Additional paid in capital	271,272	-
Accumulated deficit	(13,513)	-
Total Equity	257,811	-
Total Liabilities and Equity	$ 257,811	$ -

Rejuve Biotech Inc.
Statements of Comprehensive Income
For the years ended December 31, 2024 and 2023

	Year Ended December 30, 2024	Year Ended December 31, 2023
Revenue	$ -	$ -
Cost of sales	-	-
Gross Margin	-	-
Research & Development	6,500	-
General & Administrative	2,023	
Marketing	4,990	-
Total Operating Expenses	13,513	-
Net loss	$ (13,513)	$ -

Rejuve Biotech Inc.
Statements of Changes in Owners' Equity
For the Years Ended December 31, 2024 and 2023

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings/(Deficit)	Total Owners' Equity
Balance, December 31, 2022	-	-	$ -	$ -	$ -
Proceeds from the issuance of common stock	-	-	-		-
Net income (loss)	-	-	-	-	-
Balance, December 31, 2023	-	-	-	-	-
Proceeds from the issuance of common stock	34,640	4	271,272	-	271,276
Issuance of common stock at par value	4,800,000	48	-	-	48
Net income (loss)	-	-		(13,513)	(13,513)
Balance, December 31, 2024	4,834,640	52	271,272	$ (13,513)	$ 257,811

Rejuve Biotech Inc.
Statements of Cash Flow
For the years ended December 31, 2024 and 2023

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities:		
Net loss	$ (13,513)	$ -
Adjustment to reconcile net loss to net cash used in operating activities		
Stock issued at par value	48	-
Net cash used in operating activities	(13,465)	-
Cash flows from investing activities		
Intangible Asset	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from issuance of common stock	271,276	-
Net cash provided by financing activities	271,276	-
Net cash increase (decrease) for period	257,811	-
Cash at beginning of period	-	-
Cash at end of year	$ 257,811	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -